Mail Stop 3561

February 25, 2008

Vincent R. Volpe Jr.
President and Chief Executive Officer
Dresser-Rand Group Inc.
1200 West Sam Houston Parkway North
Houston, Texas 77043

Re: **Dresser-Rand Group Inc.**
         Definitive 14A
         Filed April 5, 2007
         File No. 001-32586

Dear Mr. Volpe:

        We have reviewed your January 14, 2008 response to our comments of December 18, 2007. Without more detail, we cannot agree or disagree with your conclusion that you have an appropriate basis to omit the identified performance targets. Since you are in possession of all of the facts related to your disclosure, we have decided that we have no basis to disagree with your decision to omit this information from your filing. As in all cases, we remind you that you are responsible for the adequacy and accuracy of the disclosure in your filings. We do not have any further comments on your filing.

        If you have any further questions regarding our review of your filing, please call me at (202) 551-3357.

                                                            Sincerely,

                                                            Pam Howell
                                                            Special Counsel